Exhibit 11.0

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Net income	$1,863,942	$3,710,700

Weighted average shares outstanding—basic and diluted	5,130,982	5,138,442

Basic and diluted earnings per share	$0.36	$0.72

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